UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Director Dismissal

BloomZ Inc. hereby reports that its Board of Directors held a meeting on May 9, 2025, during which the Board reviewed and discussed reports of serious violations of the Company legal, compliance, and corporate governance regulations by Mr.Toshiyuki Sugiyama and Mr. Akira Sugimoto, both of whom served as Directors of the Company.

Following deliberation, and in accordance with the Company Articles of Incorporation and the laws of the Cayman Islands, the Board resolved to dismiss Mr. Sugiyama and Mr. Sugimoto from their directorships with immediate effect.

The Company has issued formal notices to the dismissed directors, requesting return of Company property and completion of any outstanding obligations within seven (7) business days. The Legal Department is authorized to initiate civil or criminal proceedings as deemed necessary.

This resolution was approved and signed by Co-Chairman and Co-CEO
Mr. Ryoshin Nakade, and shall be filed with the U.S. Securities and Exchange Commission via this Form 6-K.

A copy of the Board Resolution is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No. Description
99.1 board_resolution_may_9_2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: May 9, 2025